

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.
1331 Lamar Street
Houston, TX 77010

      Re: **Gastar Exploration Ltd.**
                  Form 10-K for Fiscal Year Ended December 31, 2009
                  Filed March 25, 2010
                  File No. 1-32714

Dear Mr. Gerlich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Ethan Horowitz
           Branch Chief